24001469



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50039 |

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07.01.2023 (MM/DD/YY) AND ENDING 06.30.2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Polar Investment Counsel Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19547 210th Ave NE
(No. and Street)

Thief River Falls (City) MN (State) 56701 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sherry Abbott (Name) 218.681.7344 (Area Code – Telephone Number) sabbott@polarinvest1.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Boyer & Company
(Name – if individual, state last, first, and middle name)

14500 Burnhaven Dr (Address) Burnsville (City) MN (State) 55306 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 3808 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Michael Jordan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Polar Investment Counsel Inc, as of August 14, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President CEO

[signature]
Notary Public MN Expires 1-31-25

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

JUNE 30, 2024

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

CONTENTS

**BOYER & COMPANY**

A Professional Association

*Certified Public Accountants*

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Polar Investment Counsel, Inc. (A Wisconsin corporation), A Wholly Owned Subsidiary of Glacier Groups, Inc. (a Wyoming corporation) as of June 30, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements and supplementary information. In our opinion, the financial statements preset fairly, in all material respects, the financial position of Polar Investment Counsel, Inc. as of June 30, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Polar Investment Counsel, Inc.'s management. Our responsibility is to express an opinion on Polar Investment Counsel, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Polar Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amount and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) as of June 30, 2024 to Audited Financial Statements as of June 30, 2024 have been subjected to audit procedures performed in conjunction with the audit of Polar Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Polar Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer & Company

We have served as Polar Investment Counsel, Inc.'s auditor since 2010.

Burnsville, MN

August 14, 2024

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 7,465 |
| Receivables from Broker/Dealers | | 132,551 |
| TOTAL ASSETS | $ | 140,016 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts Payable | $ | 15,500 |
| Commissions Payable | $ | 22,909 |
| Total Liabilities | | 38,409 |
| STOCKHOLDER'S EQUITY | | |
| Common Stock, No Par Value, 9,000 Shares Authorized, 100 Shares Issued and Oustanding | | 25,000 |
| Additional Paid in Capital | | 67,384 |
| Retained Earnings | | 9,223 |
| Total Stockholder's Equity | | 101,607 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 140,016 |

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2024

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 489,691 |
| Other | 26,642 |
| Total Revenue | 516,333 |
| **EXPENSES** | |
| Commissions | 238,844 |
| Operating Fee | 223,715 |
| Clearing Charges | 52,913 |
| Other Expenses | 260 |
| Total Expenses | 515,732 |
| **NET INCOME** | $ 601 |

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2024

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance - Beginning of Year | $ 25,000 | $ 67,384 | $ 8,622 | $ 101,006 |
| Net Income | - | - | 601 | $ 601 |
| Balance - End of Year | $ 25,000 | $ 67,384 | $ 9,223 | $ 101,607 |

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

# STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $ | 601 |
| Adjustments to Reconcile Net Loss to Net Cash | | |
| Provided by Operating Activities: | | |
| (Increase) Decrease in Assets: | | |
| Receivables from Broker/Dealers | | (5,884) |
| Increase (Decrease) in Liabilities: | | |
| Payable to Parent | | 5,500 |
| Commisions Payable | | (5,087) |
| Net Cash Provided by Operating Activities | | (4,870) |
| Net Decrease in Cash and Cash Equivalents | | (4,870) |
| Cash and Cash Equivalents, Beginning of Year | | 12,335 |
| Cash and Cash Equivalents, End of Year | $ | 7,465 |

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Nature of Operations – The Company was incorporated in the state of Wisconsin in May 1995. The Company is a wholly-owned subsidiary of Glacier Groups, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association, and the Securities Investor Protection Corporation (SIPC). The Company's principal business activity is the sale of securities. Operations began in July 1997. In January 2011, the Parent Company reincorporated in the state of Wyoming.

B. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

C. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

D. Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts has not been established as of June 30, 2024. Based upon management's analysis of outstanding accounts receivable as of June 30, 2024 and the Company's past collection experience, an allowance is not considered necessary by management.

E. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

   The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

F. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There are no deferred tax assets or liabilities recorded at June 30, 2024 for Polar Investment Counsel, Inc.

   The Company files a consolidated federal income tax return with its Parent Company Glacier Groups, Inc. Management is of the view that there are no significant tax positions that may be challenged. Tax years ending June 30, 2020 through June 30, 2024 are open for examination by the IRS.

H. Subsequent Events – Management has evaluated subsequent events through August 14, 2024, the date which the financial statements were available to be issued.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I. Recognition of Revenue – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

## NOTE 2 – OFF BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts, exchange traded options, to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer's name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The aforementioned agreement may be terminated by either party with 45 days of prior notification. The Company is required to maintain a $100,000 deposit with the Clearing Broker/Dealer to assure its performance under the agreement.

## NOTE 3 – RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Glacier Groups, Inc. (Parent). The Company files consolidated income tax returns with the Parent.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses through a management fee. The expenses paid by the Parent for the year ended June 30, 2024
are as follows:

| | |
|---|---|
| Compensation and Related Benefits | $ 99,230 |
| Professional Fees | 28,100 |
| Occupancy | 18,110 |
| Communications | 19,911 |
| Regulatory Fees | 16,984 |
| Insurance | 9,294 |
| Other | 28,162 |
| Total | $219,791 |

## NOTE 4 – INCOME TAXES

The Company filed a consolidated tax return with Glacier Groups, Inc. The consolidated Company has net operating loss carryovers to future years of approximately $218,000 for both federal and state purposes. No deferred asset has been recorded on Polar Investment Counsel, Inc. since the majority of carryovers relate to the Parent Company.

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2024, the Company had a net capital or $99,528, which was $54,528 in excess of its required net capital of $45,000. The Company's net ratio was 0.38 to 1.

# SUPPLEMENTARY INFORMATION

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
JUNE 30, 2024

| | | 2024 |
|---|---|---|
| STOCKHOLDER'S EQUITY at End of Year | $ | 101,607 |
| DEDUCTIONS: | | |
| Receivables from Broker/Dealers | | 50 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | 101,557 |
| HAIRCUTS ON SECURITIES | | 2,029 |
| NET CAPITAL, End of Year | $ | 99,528 |
| REQUIRED CAPITAL | | |
| Basic Capital Requirement: | | |
| Liabilities | $ | 38,409 |
| Required Percent | | 6.67% |
| Basic Capital Requirement | | 2,561 |
| Minimum Capital Required | | 45,000 |
| Excess Capital | $ | 54,528 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Indebtedness | $ | 38,409 |
| Net Capital | | 99,528 |
| Percent of Debt to Net Capital | | 38.59% |

See independent auditors' report

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
JUNE 30, 2024

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control, or otherwise hold client or customer funds or securities.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
JUNE 30, 2024

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control, or otherwise hold client or customer funds or securities.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF JUNE 30, 2024
TO AUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024

| | Balance Per Focus Report on 30-Jun-24 | Adustments | | Balance Per Audited Financial Statements at 30-Jun-24 |
|---|---|---|---|---|
| | | Debit | Credit | |
| Total Assets | $ 140,016 | $ - | $ - | $ 140,016 |
| Less: | | | | |
| Total Liabilites | 38,409 | - | - | 38,409 |
| Net Worth | 101,607 | - | - | 101,607 |
| Less: | | | | |
| Non-Allowable Assets | 50 | - | - | 50 |
| Tentative Net Capital | 101,557 | - | - | 101,557 |
| Less: | | | | |
| Securities Haircuts | 2,029 | - | - | 2,029 |
| Net Capital | $ 99,528 | $ - | $ - | $ 99,528 |

See independent auditors' report

**BOYER & COMPANY**

A Professional Association

*Certified Public Accountants*

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2024, which were agreed to by Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with the applicable instructions of Form SIPC-7. Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s management is responsible for Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2024, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

August 14, 2024

**BOYER & COMPANY**

A Professional Association

*Certified Public Accountants*

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

We have reviewed management's statements included in the Focus Report Part IIA, in which (1) Polar Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Polar Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Polar Investment Counsel, Inc. stated that Polar Investment Counsel, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Polar Investment Counsel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Polar Investment Counsel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer + Company

Burnsville, MN

August 14, 2024

**BOYER & COMPANY**

A Professional Association

*Certified Public Accountants*

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

In planning and performing our audit of the financial statements of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. (the Company), as of and for the year ended June 30, 2024, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not, for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding of assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a, combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 30, 2024, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

August 14, 2024

**Glacier Groups Inc.**
Parent Company of:

Polar Investment Counsel, Inc.
Home Office: Thief River Falls MN
www.polarinvest1.com
218.681.7344 - 218.681.1329 [fax]

**Polar Investment Counsel Inc.**
Member: FINRA, NFA, MSRB, SIPC
Securities Cleared: Hilltop Securities Inc.
Member NYSE, FINRA, SIPC

**Michael C. Jordan**
President, CEO
mjordan@polarinvest1.com

## Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5

July 1 2024

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Polar Investment Counsel Inc., (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii)

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period July 1, 2023 through June 30, 2024 without exception.

Polar Investment Counsel Inc.
By:

Michael C Jordan
President, CEO